SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports

First Quarter Results for 2005

Reston, Virginia, and Montpellier, France – May 12, 2005 – Genesys Conferencing

(Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the first quarter ended March 31, 2005. All results are reported under new International Financial Reporting Standards (IFRS). For purposes of comparison, financial results for the first quarter ended March 31, 2004, have been stated under IFRS and may differ from the results previously reported for this period under French GAAP.

First Quarter 2005 Operating Highlights

•	Total volume increased 28.5% to 464 million minutes
•	Genesys Meeting Center automated services volume increased 34.6% to 428 million minutes
•	Volume based on Multimedia Minute pricing increased to 80 million minutes, a 40.7% sequential growth rate from the fourth quarter of 2004
•	Revenue[1]was €34.1 million, up 1.0% sequentially from the fourth quarter of 2004 and down 5.8% from the first quarter of 2004
•	Gross margin increased 200 basis points to 64.0%
•	EBITDA[2], excluding stock-based compensation, was €6.3 million, an 18.4% EBITDA margin
•	Net Income was €2.7 million or €0.15 per share

“Genesys Meeting Center automated and multimedia conferencing services continue to gain significant penetration of the global and large enterprise market,” stated Francois Legros, Chairman and Chief Executive Officer. “Volume is up, net profitability is up and we are successfully meeting the industry’s challenges head-on.”

First Quarter 2005 Operating Performance

In the first quarter of 2005, revenue1 was €34.1 million, down 5.8% compared with revenue of €36.2 in the first quarter of 2004. In U.S. dollars, first quarter 2005 revenue was $44.8 million, down 1.1% compared to $45.3 million in the first quarter of 2004. Revenue from Genesys Meeting Center services was 78.0% of revenue. Revenue also reflects a greater percentage of global and large enterprise customers and the growing adoption of Multimedia Minute priced services.

Gross margin for the first quarter of 2005 was 64.0% compared to 62.0% for the first quarter of 2004, a

200 basis point increase despite the higher percentage of revenue from high-volume, large enterprise customers that traditionally have lower margins. Gross margin improvement largely reflects the company’s migration of revenue from attended to automated services and the cost efficiency of the Genesys Meeting Center technology platform.

Selling, general and administrative expenses, excluding restructuring and non-recurring charges, were €17.7 million in the first quarter of 2005, down 6.3% compared to €18.9 million in the first quarter of 2004. Including restructuring and non-recurring charges, selling, general and administrative expenses were €18.0 million in the first quarter of 2005 compared to €20.8 million in the first quarter of 2004. The decline in operating expenses largely reflects the company’s cost-reduction initiatives. Compared to the first quarter of 2004, general and administrative expenses of €7.9 million were down €0.9 million or 10.0%, while the company has increased its sales and marketing expenditures to €9.2 million, up 2.2% compared to the first quarter of 2004 and up 15.0% compared to the fourth quarter of 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA2, excluding stock-based compensation expense, was €6.3 million for the first quarter 2005, an 18.4% EBITDA margin compared to €4.8 million and 13.3%, respectively, for the first quarter of 2004. EBITDA for the first quarter of 2005 includes charges of €326,000 recorded in connection with the integration of the company’s video conferencing division into its core sales, research & development and administrative functions. Stock-based compensation expense, as reported under newly adopted IFRS, was €306,000 and €386,000 for the first quarters of 2005 and 2004, respectively.

Net income was €2.7 million, or €0.15 per diluted share for the first quarter of 2005 compared to a net loss of €(3.2) million or €(0.18) per share in the first quarter of 2004. Net income improved partly due to the reduction in finance charges to €584,000, down from €2.3 million in the first quarter of 2004, and the reduction in amortization expense to €701,000 down from €1.7 million in the first quarter of 2004. Finance charges declined by €1.7 million compared to the first quarter of 2004 as a result of a €1.2 million improvement in foreign exchange gain/loss and a reduction in interest expense of €444,000.

As of March 31, 2005, the company’s cash3 was €7.5 million after deducting bank overdrafts. On April 30, 2005, the company made its semi-annual principal and interest expense payments of €4.6 million and €1.9 million, respectively, under its existing senior credit facility.

“The company is executing its plan of generating strong volume growth and optimizing operating expenses,” stated Michael Savage, Executive Vice President, Chief Financial Officer. “As a result, cash flow from operations continues to enable the company to meet its obligations while providing the company the flexibility to increase sales activities, further penetrate global markets and expand our technological capabilities.”

Conference Call and Webcast

Chief Executive Officer François Legros and Executive Vice President, Chief Financial Officer Michael E. Savage will host a conference call on Thursday, May 12, 2005, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time to discuss first quarter 2005 financial results. The conference call will be webcast live and may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.

___________________________________

(1)	Please refer to the note “Impact of Exchange Rates” for information regarding the calculation of U.S. dollar amounts.
(2)

See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)	Cash includes cash and cash equivalents less bank overdrafts.

Finanical Tables to Follow

Adoption of International Financial Reporting Standards

As previously reported, effective January 1, 2005, the company has adopted IFRS. The company previously reported under French Generally Accepted Accounting Principles (French GAAP). The company also continues to report in the United States under U.S. GAAP, and it files those statements with the Securities and Exchange Commission.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further declined during 2004. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on its revenues from the first quarter of 2004 to the first quarter of 2005, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rate for the first quarters of 2004 and 2005, respectively, which are the rates it used for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 2, 2005. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President, Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

GENESYS CONFERENCING

Consolidated Balance Sheets

(In thousands of euros, except share data)

	December 31, 2004		March 31, 2005
	French GAAP	(Unaudited) IFRS	(Unaudited) IFRS
ASSETS
Fixed assets
Goodwill, net	€ 16,608	€ 21,042	€ 21,345
Customer lists and technology	14,404	13,029	12,945
Other intangible assets, net	5,057	5,057	5,188
Tangible assets, net	17,097	17,097	16,624
Financial assets, net	1,215	1,215	1,257
Investments in affiliated companies	212	212	215
Total non current assets	54,593	57,652	57,574
Current assets
Inventory	21	21	21
Accounts receivable, less allowances (€2,100 and €2,189 at Dec. 31, 2004 and March 31, 2005, respectively)	27,783	27,783	30,722
Deferred tax assets	448	448	455
Other current assets	9,244	9,244	10,141
Marketable securities	15	15	9
Cash at bank	8,550	8,550	9,953
Total current assets	46,061	46,061	51,301
TOTAL ASSETS	€ 100,654	€ 103,713	€ 108,875

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2004 and March 31, 2005	€ 18,308	€ 18,308	€ 18,308
Common shares to be issued	139	139	139
Additional paid-in capital	185,080	185,080	185,080
Additional paid-in capital to be issued	3,852	3,852	3,852
Reserve for Stock-based compensation	-	1,433	1,739
Accumulated deficit	(174,472)	(167,510)	(227,807)
Net income (loss) for the period	(67,416)	(60,288)	2,723
Currency translation adjustments	23,417	6,715	4,254
Total shareholders' equity (deficit)	(11,092)	(12,271)	(11,712)
Provisions for risks and charges	3,520	3,534	3,424
Long-term portion of deferred tax liabilities	-	3,147	2,468
Long-term debt
Long-term portion of long term debt	64,713	64,713	67,992
Long-term portion of capitalized lease obligations	61	61	56
Total non current debt	64,774	64,774	68,048
Current liabilities
Bank overdrafts	2,173	2,173	2,437
Accounts payable and accrued liabilities	13,840	13,840	13,865
Tax payable and deferred compensation	13,146	13,146	12,780
Current portion of deferred tax liabilities	-	778	1,439
Current portion of long-term debt	12,391	12,690	14,179
Current portion of capitalized lease obligations	407	407	218
Other current liabilities	1,495	1,495	1,731
Total current liabilities	43,452	44,529	46,649
LIABILITIES AND SHAREHOLDERS' EQUITY	€ 100,654	€ 103,713	€ 108,875

GENESYS CONFERENCING

Consolidated Statements of Operations

(Unaudited, in thousands of euros, except share data)

	Three months ended March 31,
	French GAAP	IFRS	IFRS
	2004	2004	2005
Revenue
Services	€ 36,040	€ 36,040	€ 34,115
Products	178	178	7
	36,218	36,218	34,122
Cost of Revenue
Services	13,730	13,730	12,258
Products	28	28	31
	13,758	13,758	12,289
Gross Profit	22,460	22,460	21,833
Operating expenses
Research and development	1,121	1,143	650
Selling and marketing	8,966	9,003	9,202
General and administrative	10,051	10,144	7,867
Restructuring charge	539	539	326
Amortization of intangibles	1,624	1,735	701
	22,301	22,564	18,746
Operating income (loss)	159	(104)	3,087
Financial expense, net	(2,033)	(2,281)	(588)
Equity in income of affiliated companies	31	31	4
Income tax expense (credit)	(953)	(861)	220
Amortization of goodwill	(1,327)	-	-
Net income (loss)	€ (4,124)	€ (3,215)	€ 2,723
Basic and diluted net income (loss) per share	(0.22)	(0.18)	0.15
Number of outstanding shares used in computing basic and diluted net income (loss) per share	18,372,841	18,372,841	18,372,841

GENESYS CONFERENCING

Notes to the Consolidated Financial Statements

(Unaudited, in thousands of euros)

	Three months ended March 31,
	French GAAP	IFRS	IFRS
NOTE A- EBITDA calculation	2004	2004	2005
Operating income (loss)	€ 159	€ (104)	€ 3,087
Amortization of deferred acquisition and deferred financing costs	247	-	-
Amortization of identifiable intangible assets	1,624	1,735	701
Depreciation and provisions	2,925	2,783	2,175
EBITDA (2)	4,955	4,414	5,963
Stock-based compensation	-	386	306
EBITDA before stock-based compensation	€ 4,955	€ 4,800	€ 6,269

	Three months ended March 31,
	French GAAP	IFRS	IFRS
NOTE B- DETAIL OF FINANCIAL INCOME (EXPENSE), NET	2004	2004	2005
Interest and other financial income	€ 254	€ 254	€ 30
Foreign exchange gains	2,060	2,060	558
Total financial income	2,314	2,314	588

Interest and other financial expenses	(1,514)	(1,762)	(1,094)
Foreign exchange losses	(2,833)	(2,833)	(82)
Total financial charges	(4,347)	(4,595)	(1,176)
Financial expense, net	€ (2,033)	€ (2,281)	€ (588)

	Three months ended March 31,
	French GAAP	IFRS	IFRS
NOTE C - DETAIL OF INCOME TAX EXPENSE	2004	2004	2005

Deferred tax credit (expense)	€ (519)	€ (427)	€ 202
Income tax credit (expense)	(434)	(434)	18
Total income tax credit (expense)	€ (953)	€ (861)	€ 220

	At December 31, 2004		At March, 31
NOTE D - DETAIL OF ACCOUNTS RECEIVABLE, NET	French GAAP	IFRS	IFRS
	2004	2004	2005

Billed portion of accounts receivable, net	€ 21,523	€ 21,523	€ 20,620
Un-billed portion of accounts receivable, net	6,260	6,260	9,580
Total accounts receivable, net	€ 27,783	€ 27,783	€ 30,722

US GAAP Annex

GENESYS S.A.
U.S. GAAP CONSOLIDATED BALANCE SHEETS
	December 31, 2004	March 31, 2005

ASSETS	(in thousands of euros, except share data)
Current assets:
Cash and cash equivalents	€ 7,361	€ 9,548
Short-term portion of restricted cash	1,194	405
Other accounts receivable, less allowances of €2,100 and €2,189
at December 31, 2004 and March 31, 2005, respectively	21,523	21,141
Un-billed accounts receivable	6,260	9,580
Inventory	21	21
Prepaid expenses	1,622	1,862
Other current assets	4,289	5,345

Total current assets	42,270	47,903
Property and equipment, net	22,366	22,086
Goodwill, net	21,834	21,799
Customer lists, net	15,798	14,953
Technology and other intangibles, net	72	2
Investment in affiliated company	212	215
Deferred tax assets	448	455
Deferred financing costs, net	1,619	1,460
Other assets	1,493	1,257

Total assets	€ 106,112	€ 110,130

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	€ 12,038	€ 12,498
Current portion of capitalized lease obligations	187	120
Bank overdrafts	2,173	2,437
Accounts payable	9,488	9,461
Accrued liabilities	5,004	6,084
Accrued compensation	6,479	6,062
Tax payable	6,667	6,718
Deferred revenue	30	153
Current portion of deferred tax liabilities	989	904
Current portion of other long-term liabilities	1,467	1,770
Other current liabilities	1,458	1,570

Total current liabilities	45,980	47,777
Long-term portion of long-term debt	64,713	67,992
Long-term portion of capitalized lease obligations	60	56
Long-term portion of deferred tax liabilities	3,396	3,226
Long-term portion of other long-term liabilities	1,244	814
Shareholders' equity:
Ordinary shares; €1.00 nominal value and 18,307,756 shares issued
and outstanding at December 31, 2004 and March 31, 2005	18,308	18,308
Common shares to be issued : €1.00 nominal value and 65,067 shares
at December 31, 2004 and March 31, 2005	65	65
Additional paid-in capital	197,129	197,129
Less cost of treasury shares: 22,131 shares at December 31, 2004
Genesys Conferencing. May 12, 2005 and March 31, 2005	(751)	(751)
Accumulated deficit	(246,325)	(244,567)
Accumulated other comprehensive income	22,293	20,081

Total shareholders' equity	(9,281)	(9,735)

Total liabilities and shareholders' equity	€ 106,112	€ 110,130

GENESYS S.A.
U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months ended March 31,
	2004	2005
	(in thousands, except share data)
Revenue:
Services	€ 36,040	€ 34,116
Products	178	6
	36,218	34,122
Cost of revenue:
Services	13,771	12,309
Products	28	30
	13,799	12,339
Gross profit	22,419	21,782
Operating expenses:
Research and development	1,121	632
Selling and marketing	8,966	9,172
General and administrative	9,644	7,495
Restructuring charge	1,014	326
Amortization of intangibles	1,749	946
Total operating expenses	22,494	18,571
Operating income (loss)	(75)	3,212
Financial income (expense)
Interest income	73	20
Interest expense	(1,204)	(1,074)
Foreign exchange gain (loss)	(1,628)	(525)
Other financial expense, net	(418)	(143)
Financial income (expense), net	(3,177)	(1,722)
Equity in income of affiliated company	32	4
Income (loss) before taxes	(3,220)	1,493
Income tax expense	(156)	274
Net income (loss)	€ (3,376)	€ 1,767
Basic net income (loss) per share	€ (0.18)	€ 0.10
Diluted net income (loss) per share	€ (0.18)	€ 0.10
Number of shares used in computing basic
net income (loss) per share	18,372,841	18,372,841
Dilution effect on convertible notes	-	-
Number of shares used in computing diluted
net income (loss) per share	18,372,841	18,372,841

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer